UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 16, 2006

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-13508**	**63-0661573**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Commerce Street
Montgomery, Alabama 36104
(Address of principal executive offices)

(334) 240-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Colonial BancGroup, Inc. ("BancGroup") is furnishing this Current Report on Form 8-K in connection with management's presentation at the 2006 Merrill Lynch Banking and Financial Services Conference beginning on November 14, 2006. BancGroup's presentation materials are attached hereto and incorporated herein as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

The following exhibit is furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management at the 2006 Merrill Lynch Banking and Financial Services Conference.

2

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2006 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable than expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   SARAH H. MOORE

Sarah H. Moore
Senior Executive Vice President
and Chief Financial Officer

Date: November 16, 2006

4

Exhibit 99.1

CNB
LISTED
NYSE



Merrill Lynch
Banking and Financial Services Conference
2006

Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2006 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

2

Overview

➢ **$22 Billion in Assets with 303 Branches**

➢ **27th* Largest U.S. Commercial Bank**

➢ **Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors**

➢ **Consistent Earnings Per Share Growth – 5 year CAGR 9%**

*Source: SNL Financial

The Best Things Come OUT OF THE BLUE

CNB LISTED NYSE

In the Right Places

- 69%[1] of Colonial's Deposits are in three of the four fastest growing states in the U.S* - Florida, Georgia and Nevada
- Branches, Assets and Deposits by State at 9/30/06 are as follows:

303 Branches



AL
92
FL
165
GA
18
NV
15
TX
13

$22 Billion in Assets



AL
18%
GA
6%
TX
6%
NV
4%
Corp
10%
FL
56%

$16 Billion in Deposits





AL
24%
GA
5%
TX
4%
NV
5%
Corp
3%
FL
59%

[1]At 9/30/06
*Population change from 2000-2005
Source: US Census Bureau

Colonial BancGroup
The Best Things Come OUT OF THE BLUE
4

Superior Projected Population Growth

2006 - 2011 Population Growth

Colonial BancGroup, Inc.	**11.92 %**
SunTrust Banks, Inc.	10.50
South Financial Group, Inc.	9.90
Compass Bancshares, Inc.	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.84
Whitney Holding Corporation	7.38
Bank of America Corporation	6.81
Regions Financial Corporation	6.61
Trustmark Corporation	5.21
BancorpSouth, Inc.	4.78
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.61 %**
Low	**4.30**
High	**11.92**

Source: SNL Financial.
Deposit data as of 6/30/06.
Population growth deposit weighted by county.



Florida Franchise

➢ **Florida, now the 4th most populous state in the U.S. with 17 million people, is projected to pass New York in total population by 2011***

➢ **5th largest commercial bank in Florida**

➢ **Florida at 9/30/06:**
- 59% of Deposits in Florida – Total Deposits of $9.3 Billion
- 56% of Assets in Florida – Total Assets of $12.6 Billion
- 54% of Branches in Florida – Total Branches – 165

➢ **Strong loan and deposit growth**
- Loans grew 11%[1] annualized from 12/31/05
- Average deposit growth was 12% for 3Q06 vs. 3Q05 and 11% annualized over 4Q05

➢ **Aggressive De Novo Branching Strategy**
- Plan to open 3 branches in 4Q06 and 15-25 over the next two years

*Source: SNL Financial
[1]Excluding Mortgage Warehouse Lending

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

Growing Market Share in Florida

Rank	Company	Market Share 6/30/2005	Market Share 6/30/2006	% Change
1	Wachovia	20.61	19.93	-3.30%
2	Bank of America	20.65	19.05	-7.75%
3	SunTrust	10.01	9.74	-2.70%
4	Regions	5.20	5.07	-2.50%
5	Washington Mutual	3.43	3.37	-1.75%
6	Colonial BancGroup	2.42	2.68	10.74%

Source: SNL Financial

Florida Franchise and Current Population



CENTRAL FLORIDA
Assets = $3.5 Billion
Deposits = $3.1 Billion
59 Branches

MORTGAGE WHSE.
Assets = $2.3 Billion
Deposits = $479 Million

PANHANDLE
Assets = $386 Million
Deposits = $52 Million
2 Branches

SOUTH FLORIDA
Assets = $3.3 Billion
Deposits = $2.9 Billion
48 Branches

FLORIDA WEST COAST
Assets = $3.0 Billion
Deposits = $2.7 Billion
56 Branches

Current Population
2,500,000
500,000
100,000

⬤ Current Branches   ▲ 3 Planned Branches in 4Q06   ⬤ Planned Branches beyond 12/31/06

8

Proven Community Banking Philosophy

- ➢ **Regional Bank Management Structure**
  - Regional Lending CEOs
  - Regional Retail Banking CEOs

- ➢ **Local Boards of Directors**

- ➢ **Local Expertise in Lending Decisions**

- ➢ **Community Banking Philosophy with Convenience and Broad Product Line**

Retail Banking

Retail Banking – Adding Value to the Franchise

CNB LISTED NYSE

Key Initiatives:	Tactics:
• Non-Time Deposit Growth	• Promote Consumer Checking and Business Banking Products
• Noninterest Income Growth	• Target Deposit Service Charges and Lines of Business Revenues
• Enhanced Consumer Services	• Image Functionality Added to Online Banking Services, Free Bill Pay
• Strategic Marketing Plan	• Improved mix and frequency of Direct Mail, Sales Leads, Newspaper, Radio and Branch Collateral









Needs-based sales and service approach enhanced by:

- Convenience in Markets Served
- Sales Training Program
- Sales Incentive Plans

The Best Things Come OUT OF THE BLUE

11

Retail Banking – 2006 Non-Time Deposit Growth Initiatives

CNB LISTED NYSE

Personal Deposits Objectives:



50% increase in noninterest bearing account openings
Continued emphasis on deposit growth in non-time accounts

Key Initiatives:

- **Focus on weekly account acquisition targets and net account growth**
- **Increased emphasis on cross-selling of Online Banking and Bill Pay**
  - **40% increase in Online banking enrollments over 2005 results**
  - **425% increase in Bill Pay enrollments over 2005 results**

Business Banking Objectives:



35% Increase in Business Banking checking openings
30% Increase in Business Banking loan production

Key Initiatives:

- **Enhanced business banking product offerings**
- **Streamlined loan approval process for lines of credit**
- **Aligned business banking production with Retail line of business**
  - **100% increase in loan production over 2005 results**

Retail Banking Noninterest Income Growth Initiatives

 **Objective: 25% of revenue from fee based services**

 **Deposit Service Charges**
- Weekly tracking of net account growth in non-interest bearing accounts
- Capitalize on the convenience of the franchise to price competitively with peer sized banks

 **Financial Planning Services**
- Focus on building recurring revenue-managed money, insurance and retirement plans
- Enhanced products for commercial and private banking clients, including financial consultants with experience in building relationships with high net worth clients
- Plan to increase the number of financial consultants throughout 2007
- Increased focus on platform program, in particular expanding the Series 6 program

 **Mortgage Banking**
- Strategic partnership with secondary product providers to increase breadth of programs and saleable loan production
- Talented management that is focused on recruiting and retaining top producing originators that integrate well into the Retail franchise

Direct Mail Ads for Free Checking

CNB LISTED NYSE

F_ee Checking
"R" IS A WONDERFUL THING
Colonial Free Checking
COLONIAL BANK
The Value of "R"
"R" is the most important letter in "Free." The "R" in Colonial Free Checking means you don't pay high fees or hidden costs to enjoy a great checking account.
Colonial Free Checking* is the simple answer to your checking needs. It's a free personal checking account with no minimum balance requirement and many other great values:
• FREE Colonial Online Banking with FREE Bill Pay
• FREE Colonial Check Card**
• FREE first order of Colonial custom wallet-style checks
• Unlimited check-writing privileges
Discover the value of the letter "R" with a Colonial Free Checking account. Visit your local Colonial Bank office to open a Free Checking account today. To locate an office near you, visit www.colonialbank.com or call (877) 502-2265.
PAID
COLONIAL BANK
Member FDIC





Marketing for Business Banking

CNB LISTED NYSE



We Rule in Your Favor
Plus, contact us for information about our FREE Business Advantage Checking account!
Contact your Colonial banker today!



Full-Service…For You and Your Clients
Colonial Business Advantage Checking Account
Business Advantage Line of Credit*
5-Year Business Advantage Term Loan
For more information, please call
Branch
Phone
Address
Phone
COLONIAL BANK



MORE…
VALUE, SAVINGS & SERVICE
FREE
BUSINESS ADVANTAGE CHECKING
COLONIAL BANK
Member FDIC



You deserve to get more with a FREE business checking account.
Colonial Business Advantage Checking is FREE and offers the tools you need to help you manage your cash for business success. Account benefits include:
• FREE 300 processed items per month with no minimum balance requirement*
• FREE Colonial Online Banking with FREE Bill Pay
• FREE Business Check Card**
• FREE personal Colonial Checking account for the business owner
• No charge for cash deposits
For more information on how Colonial Bank can help save you money and grow your business, call
COLONIAL BANK
Member FDIC





Marketing for Mortgage Financing

YOUR
LOAN
203 WAYS TO CUSTOMIZE YOUR MORTGAGE
YOUR
WAY
WITH COMPETITIVE RATES
COLONIAL BANK
www.colonialbank.com • Member FDIC

MORTGAGE FINANCING YOUR WAY.
With this many Options and Competitive Rates, we make it Easy for you. Don't wait. Visit your local Colonial Bank to talk about the right mortgage loan for you.
203 different loan options for each unique situation
Competitive mortgage rates
Knowledgeable, local mortgage experts
COLONIAL BANK
www.colonialbank.com • Member FDIC
Programs and conditions subject to change without notice. Subject to credit approval. Some restrictions may apply.

12
9
3
6
The Time You Need...
Extended Rate Lock Option
To learn more about this program, contact your local mortgage expert today.
COLONIAL BANK
Mortgage Division

FOR
Get More For Your Money – With an Interest-only Loan.
Don't let high real estate prices keep you from living in your dream home. With Colonial Bank's Interest-only Mortgage, you can get a larger home without having a larger monthly payment.
Save Hundreds each Month with this Loan Option:
Principal and interest payment on a 30-year amortization . . . $1,499
Interest-only payment on a 30-year amortization . . . $1,250
Monthly savings . . . $ 249
Save Money – The money you save can be invested in other high-yield options such as a Colonial Advantage Money Market account.
To learn about this program, contact your local mortgage expert today.
Name
Title
Phone Number
Cell Number
COLONIAL BANK
Mortgage Division



Enhancements for Online Banking/Bill Pay

CNB LISTED NYSE

GOODBYE
CLUTTER
HELLO
CHECK
IMAGES

Colonial Bank
Introduces
Image Statements
COLONIAL BANK

GOODBYE CLUTTER
HELLO CHECK IMAGES
COLONIAL BANK INTRODUCES
Image Statements
Beginning in September, your monthly checking statement will have a new image.
The cleared checks on your account will be imaged and appear directly on your statement.
ORGANIZED • SIMPLIFIED • CONSOLIDATED
COLONIAL BANK
Member FDIC

Retail Banking - Adding Value to the Franchise

➢ **Expanding branch network that offers marketplace convenience**

➢ **Aligned our products/services, sales tracking and compensation plans with measurable results that deliver growth in low cost deposits and fee revenue**

➢ **Restructured management and business line functions to focus on Retail Banking**

➢ **Acquiring new relationships while expanding and retaining profitable customers through an integrated marketing plan**

Financial Highlights

Consistent Earnings Per Share Growth

(diluted)

5 Year CAGR = 9%

2000 - 2005



Colonial BancGroup

The Best Things Come OUT OF THE BLUE

20

Net Interest Income

($ in millions)



68%

3 Year CAGR = 16%

2002 - 2005

	2001	2002	2003	2004	2005	YTD 9/30/05	YTD 9/30/06	3Q05	3Q06
Net Interest Income	$422	$455	$495	$567	$709	$523	$571	$185	$191
Net Interest Margin	3.57%	3.55%	3.38%	3.52%	3.75%	3.72%	3.77%	3.78%	3.64%

8% 9% 15% 25% 9% 3%

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

21

Net Interest Income and Margin

($ in millions)

	Tax Equivalent NII	NIM
2Q06	$ 192.4	3.81%
Increase Due to Asset Sensitivity	1.8	0.03%
Earning Asset Growth Spread	3.1	-0.07%
Spread Compression on MWL Assets (-0.03%) Net of Additional Securitization (+0.02%)	(2.2)	-0.01%
Deposit Mix Change & Pricing Increase	(5.3)	-0.11%
Other	(0.4)	-0.01%
Increase in Days	1.4	-
3Q06	$ 190.8	3.64%

Average Deposits

($ in millions)

89%

3 Year CAGR = 17%

2002 - 2005

$8,433 — 2001
$8,734 — 2002
$9,419 — 2003
$10,862 — 2004
$13,988 — 2005

4%
8%
15%
29%
16%[1]

$14,786 — 3Q05
$15,244 — 4Q05
$15,899 — 3Q06

8%
12%[1]
6%*
12%[1*]

$13,564 — YTD 9/30/05
$15,737 — YTD 9/30/06

16%
14%[1]

| 2001 | 2002 | 2003 | 2004 | 2005 | | 3Q05 | 4Q05 | 3Q06 | | YTD 9/30/05 | YTD 9/30/06 |

[1]Excluding acquisitions, sale of branches, and brokered deposits
*Annualized



The Best Things Come OUT OF THE BLUE

23

Third Quarter Summary

- ➢ **Record diluted EPS of $0.44, up 22% over 3Q05**

- ➢ **Excellent credit quality – annualized net charge-offs of 0.06% in 3Q06; 0.12% YTD**

- ➢ **New record low nonperforming assets ratio of 0.10%**

- ➢ **Solid loan growth of 7.6% annualized from December 31, 2005 – excluding mortgage warehouse lending**

- ➢ **Strong organic average deposit growth of 12%[1], annualized over 4Q05**

- ➢ **Retail banking revenues increased 23%, annualized over 2Q06**

Colonial BancGroup

[1]Excluding brokered deposits and 4Q05 branch sale

Credit

Credit Process

➢ **Solid and Proven Policies and Underwriting**
- We focus on lending to individuals and companies we know
- We avoid "speculative" projects
- We ensure strong guarantor support on our loans
- We have a comprehensive Limit Model for CRE/Construction exposure
  - Model sets limits for each property type, MSA, and property type within each MSA
  - Limits are set based on risk factors such as property type metrics (vacancy rates, rental rates, absorption rates, price trends), Colonial's past history within property type, population levels, industry outlook, etc.

Strong Committee Process
- Low individual lending authorities
- Multi-tiered Committees
- Regional Director involvement

➢ **Experienced Credit Group**
- Active involvement by CEO and CCO
- Credit Review Area
- Risk Management Team

Excellent Credit Quality

➢ **Nonperforming Assets ratio hit a new record low of 0.10% at 9/30/06**

- Nonperforming Assets were $15.7 million at 9/30/06 down $11.6 million, or 42%, from 6/30/06 and down $16.2 million, or 51%, from 12/31/05

➢ **Annualized Net Charge-Off Ratio was 0.06% for the quarter and was 0.12% YTD**

➢ **YTD provision exceeded YTD Net Charge-Offs by $5 million**

➢ **Allowance for loan losses was 1.14% of total loans**

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

NPAs Consistently Below Industry

(as originally reported)



Legend:
- All FDIC Insured Commercial Banks (yellow bars)
- Colonial BancGroup (blue line)

Colonial BancGroup values by year:
- '92: 1.17%
- '93: 1.25%
- '94: 0.85%
- '95: 0.78%
- '96: 0.84%
- '97: 0.71%
- '98: 0.60%
- '99: 0.55%
- '00: 0.54%
- '01: 0.64%
- '02: 0.78%
- '03: 0.65%
- '04: 0.29%
- '05: 0.21%
- 9/30/06: 0.10%

Net Charge-Offs/Average Loans

(as originally reported)

Legend:
- **All FDIC Insured Commercial Banks** (red)
- **Southern Regionals*** (yellow)
- ◆ **Colonial BancGroup** (blue)

Colonial BancGroup values by year:
- '91: 0.49%
- '92: 0.47%
- '93: 0.33%
- '94: 0.09%
- '95: 0.13%
- '96: 0.18%
- '97: 0.23%
- '98: 0.26%
- '99: 0.21%
- '00: 0.21%
- '01: 0.28%
- '02: 0.29%
- '03: 0.31%
- '04: 0.19%
- '05: 0.14%
- YTD 9/30/06: 0.12% [1]
- 3Q06: 0.06% [1]



*Source: KBW
[1] Annualized

29

Why Invest in Colonial BancGroup?

➢ **High Growth Company in the Right Locations for Continued Success**

➢ **Conservative Lending Philosophy**
  - Excellent net charge-off history

➢ **Opportunity to Improve**
  - Our goal is to have 25% of our revenue from fee based services

➢ **Experienced and Strong Management Team**
  - Delivered best shareholder returns in the Southern United States for 1, 3, and 5 year returns[1]; 15% in 2005 v. S&P Bank Index (4.76%)

➢ **16 Years of Increased Dividends: $0.68* for 2006**

*Estimated
[1]Source: Wall Street Journal "Compound Annual Total Returns through 12/31/05"

The Best Things Come OUT OF THE BLUE

30

Supplemental Information

Colonial BancGroup

Summary Income Statement

($ in thousands)

	3Q06	2Q06	3Q05	% Change 2Q06	% Change 3Q05
Net interest income	$ 190,552	$ 192,087	$ 185,266	-1%	3%
Core noninterest income	45,806	44,873	46,398	2%	-1%
Total Revenue	236,358	236,960	231,664	-	2%
Provision for loan losses	1,450	4,950	6,007	-71%	-76%
Securities and derivatives gains, net	156	-	-	100%	100%
Change in fair value of derivatives	-	-	(7,072)	-	-100%
Net losses related to the early extinguishment of debt	-	-	(1,673)	-	-100%
Noninterest expense	131,985	131,226	132,291	1%	-
Pretax Income	103,079	100,784	84,621	2%	22%
Income tax expense	35,047	34,266	28,145	2%	25%
Net Income	$ 68,032	$ 66,518	$ 56,476	2%	20%
Earnings Per Share - Diluted	$ 0.44	$ 0.43	$ 0.36	2%	22%
Weighted Average Shares Outstanding - Diluted	154,954	155,396	155,510	-	-

Colonial BancGroup

Average Balance Sheet

($ in millions)

	3Q06	2Q06	3Q05	% Change 2Q06*	% Change 3Q05
Earning Assets	$ 20,886	$ 20,220	$ 19,559	13%	7%
Loans, excluding MWL	15,167	15,004	13,912	4%	9%
MWL Assets (1)	2,569	2,150	2,433	78%	6%
MWL Managed Assets (2)	4,286	3,650	3,444	70%	24%
Securities	3,035	2,949	3,035	12%	-
Total Assets	22,691	21,990	21,416	13%	6%
Assets Under Management	24,408	23,490	22,427	16%	9%
Total Deposits	15,899	15,714	14,786	5%	8%
Noninterest Bearing Deposits	2,926	3,033	3,103	-14%	-6%
Interest Bearing Transaction Accounts	6,136	6,106	5,802	2%	6%
Time Deposits	6,838	6,575	5,881	16%	16%
Shareholders' Equity	1,998	1,965	1,904	7%	5%

* Annualized

(1) Includes loans, loans held for sale and securities purchased under agreements to resell

(2) Includes MWL assets and assets securitized



The Best Things Come OUT OF THE BLUE

Noninterest Income

($ in millions)

	3Q06	2Q06	3Q05	% Change 2Q06	% Change 3Q05
Service charges on deposit accounts	$ 16.6	$ 15.3	$ 15.3	8%	8%
Electronic banking	4.5	4.3	3.9	5%	15%
Other retail banking fees	3.6	3.7	3.6	-3%	-
Retail Banking Fees	24.7	23.3	22.8	6%	8%
Financial planning services	3.9	3.7	3.6	5%	8%
Mortgage banking	3.2	3.8	4.5	-16%	-29%
Mortgage warehouse fees	6.1	6.0	4.5	2%	36%
Bank-owned life insurance	4.2	4.0	3.6	5%	17%
Goldleaf income	-	-	2.8	-	-100%
Net cash settlement of swap derivatives	-	-	2.5	-	-100%
Other income	3.7	4.1	2.1	-10%	76%
Core Noninterest Income	45.8	44.9	46.4	2%	-1%
Securities and derivatives gains, net	0.2	-	-	100%	100%
Change in fair value of derivatives	-	-	(7.1)	-	-100%
Total Noninterest Income	$ 46.0	$ 44.9	$ 39.3	2%	17%
Annualized Noninterest Income to Average Assets (1)	0.80%	0.82%	0.86%		
Noninterest Income to Total Revenue (1)	19.4%	18.9%	20.0%		

(1) Core noninterest income was used in the calculation

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

Noninterest Expense

($ in millions)

	3Q06	2Q06	3Q05	% Change 2Q06	% Change 3Q05
Salaries and employee benefits	$ 72.5	$ 70.9	$ 70.2	2%	3%
Occupancy expense of bank premises, net	17.2	16.4	16.0	5%	8%
Furniture and equipment expense	12.3	11.9	11.5	3%	7%
Professional services	4.3	4.9	5.5	-12%	-22%
Amortization of intangibles	3.1	3.1	3.0	-	3%
Advertising	2.3	3.1	3.6	-26%	-36%
Communications	2.8	2.5	2.6	12%	8%
Electronic banking expense	1.6	1.4	1.3	14%	23%
Merger related expenses	-	-	0.6	-	-100%
Operating supplies	1.2	1.3	1.3	-8%	-8%
Other expense	14.7	15.7	16.7	-6%	-12%
Subtotal	132.0	131.2	132.3	1%	-
Net losses related to extinguishment of debt	-	-	1.7	-	-100%
Total Noninterest Expense	$ 132.0	$ 131.2	$ 134.0	1%	-1%
Efficiency Ratio (1)	55.77%	55.31%	57.02%		
Annualized Noninterest Expense to Average Assets	2.33%	2.39%	2.47%		

(1) Core noninterest income and noninterest expense excluding net losses related to the early extinguishment of debt were used in the calculation, see components of core noninterest income on Noninterest Income slide

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

Loan Portfolio Distribution

(as of Sept. 30, 2006)



CRE
27.9%

RE
Construction
40.6%

Consumer
and Other
2.8%

Commercial
7.2%

MWL
1.8%

Residential
RE
19.7%

CRE Loan Portfolio Distribution

(as of Sept. 30, 2006)



➢ 27.1% Owner Occupied

➢ Average loan size = $633 thousand

➢ Characteristics of 75 largest loans:

- Total $769 million and represent 17.7% of CRE portfolio

- Average loan to value ratio is 67.4%

- Average debt coverage ratio = 1.44x

Construction Loan Portfolio Distribution

(as of Sept. 30, 2006)



- Multi-Family 2.8%
- Warehouse 1.9%
- Office 4.0%
- Other 4.2%
- Retail 6.1%
- Commercial Development 6.6%
- Condo 7.2%
- Residential Home Construction 16.1%
- Land Only 23.2%
- Residential Development and Lots 27.9%

➤ Average loan size = $794 thousand

➤ Characteristics of 75 largest loans:

- Total $1.3 billion and represent 20.2% of construction portfolio

- Average loan to value ratio is 64.8%

Solid Dividend Growth

16 YEARS OF INCREASED DIVIDENDS



$.15
$.16
$.17
$.18
$.20
$.22
$.27
$.30
$.34
$.38
$.44
$.48
$.52
$.56
$.58
$.61
$.68*
11%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

*Estimated

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

39

Performance of 1,000 Major U.S. Companies Compared With Their Peers in 76 Industry Groups - Banks

COMPANY NAME	STOCK SYMBOL	ONE-YEAR RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY	3-YEAR AVERAGE RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY	5-YEAR AVERAGE RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY	10-YEAR AVERAGE RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY
Hudson City Bancorp	HCBK	8.06	5.96	30.50	14.00	33.61	21.81	NA	NA
People's Bank	PBCT	23.39	21.30	46.35	29.85	27.91	16.12	23.80	8.42
Bank of Hawaii	BOH	4.44	2.34	22.47	5.97	27.28	15.49	14.56	-0.83
UnionBanCal	UB	9.21	7.11	23.54	7.04	26.60	14.81	17.26	1.88
East West Bancorp	EWBC	-12.54	-14.64	27.42	10.92	24.86	13.07	NA	NA
Independence Community Ban	ICBC	-3.98	-6.08	19.09	2.59	22.75	10.96	NA	NA
Sovereign Bancorp	SOV	-3.37	-5.46	16.20	-0.30	22.52	10.73	13.33	-2.05
Colonial Bancgroup	CNB	15.37	13.28	30.20	13.70	21.47	9.68	15.22	-0.17
Cathay General Bancorp	CATY	-3.13	-5.22	25.05	8.55	21.10	9.31	27.12	11.73
Bank of America	BAC	2.40	0.31	14.35	-2.15	19.57	7.78	14.09	-1.29
Hudson United Bancorp	HU	10.03	7.93	14.32	-2.17	19.10	7.31	12.75	-2.64
Compass Bancshares	CBSS	2.16	0.07	19.11	2.61	18.84	7.05	16.39	1.00
South Financial Group	TSFG	-13.45	-15.55	12.54	-3.96	18.58	6.79	8.85	-6.54
Wachovia Corp.	WB	4.31	2.21	17.12	0.62	17.40	5.61	10.51	-4.87
Commerce Bancorp	CBH	8.40	6.31	18.50	2.00	16.73	4.94	28.19	12.80
New York Community Bancorp	NYB	-15.01	-17.10	5.06	-11.44	16.61	4.82	26.38	11.00
AmSouth Bancorp	ASO	5.19	3.10	15.45	-1.05	16.22	4.43	12.31	-3.07
Associated Banc-Corp	ASBC	1.19	-0.90	16.76	0.26	16.00	4.21	11.69	-3.70
City National	CYN	4.64	2.55	20.48	3.99	15.44	3.65	20.11	4.73
Golden West Financial	GDW	7.91	5.81	23.00	6.50	14.84	3.05	22.38	7.00
Sky Financial Group	SKYF	0.13	-1.96	15.60	-0.90	14.67	2.87	13.21	-2.18
North Fork Bancorp	NFB	-2.00	-4.09	10.15	-6.35	14.21	2.41	20.74	5.35
Marshall & Ilsley	MI	-0.48	-2.58	18.81	2.31	13.43	1.64	15.00	-0.38
Astoria Financial	AF	13.67	11.58	21.00	4.50	13.18	1.39	17.21	1.82
Regions Financial	RF	0.03	-2.07	11.97	-4.52	12.99	1.20	10.53	-4.86
Webster Financial	WBS	-5.39	-7.48	12.75	-3.75	12.94	1.15	14.56	-0.83
Popular	BPOP	-24.72	-26.81	10.58	-5.92	12.82	1.02	18.63	3.25
Huntington Bancshares	HBAN	-0.51	-2.61	11.98	-4.52	11.91	0.12	8.70	-6.68
M&T Bank	MTB	2.83	0.74	12.95	-3.55	11.55	-0.24	18.94	3.56
Commerce Bancshares	CBSH	11.08	8.98	17.53	1.03	11.30	-0.49	14.68	-0.71
Fulton Financial	FULT	-2.49	-4.59	14.69	-1.80	10.06	-1.73	15.47	0.08
U.S. Bancorp	USB	-0.46	-2.56	16.93	0.43	9.41	-2.39	19.84	4.45
First Horizon National	FHN	-6.92	-9.02	6.08	-10.42	9.40	-2.39	13.22	-2.17
Washington Federal	WFSL	-1.40	-3.49	10.93	-5.57	9.24	-2.55	12.03	-3.35
Mercantile Bankshares	MRBK	11.17	9.08	16.95	0.45	8.65	-3.15	15.03	-0.36
Wilmington Trust	WL	11.22	9.13	10.72	-5.78	8.13	-3.67	13.33	-2.06
Washington Mutual	WM	7.81	5.72	12.61	-3.89	8.07	-3.72	16.56	1.17
IndyMac Bancorp	NDE	17.84	15.74	32.63	16.13	7.90	-3.90	14.05	-1.34
KeyCorp	KEY	1.02	-1.07	14.04	-2.46	7.88	-3.91	10.49	-4.89
Cullen/Frost Bankers	CFR	13.15	11.06	20.92	4.43	7.78	-4.01	18.63	3.24
National City	NCC	-6.77	-8.86	11.51	-4.99	7.42	-4.37	11.61	-3.77
TCF Financial	TCB	-12.87	-14.96	10.69	-5.81	6.89	-4.90	15.49	0.11
SunTrust Banks	STI	1.51	-0.58	11.78	-4.72	5.84	-5.95	10.44	-4.95
Zions Bancorp	ZION	13.34	11.25	26.84	10.35	5.82	-5.98	16.10	0.71
BB&T	BBT	3.39	1.30	8.04	-8.46	5.81	-5.98	15.75	0.36
Valley National Bancorp	VLY	-5.11	-7.20	5.44	-11.05	5.47	-6.32	12.28	-3.11
Wells Fargo	WFC	4.48	2.39	13.81	-2.69	5.33	-6.46	17.19	1.80
Downey Financial	DSL	20.69	18.60	21.48	4.98	5.26	-6.53	19.27	3.88
FirstMerit	FMER	-5.22	-7.31	10.71	-5.79	3.45	-8.34	9.50	-5.89
Citigroup	C	4.62	2.53	15.03	-1.47	2.98	-8.81	19.60	4.21
Comerica	CMA	-3.39	-5.48	13.85	-2.65	2.80	-9.00	11.35	-4.04
Synovus Financial	SNV	-3.02	-5.11	14.72	-1.78	2.58	-9.21	14.70	-0.68
J.P. Morgan Chase	JPM	5.72	3.63	23.13	6.63	1.33	-10.46	10.79	-4.59
PNC Financial Services	PNC	11.68	9.59	18.32	1.82	0.36	-11.43	10.69	-4.70
Fifth Third Bancorp	FITB	-17.25	-19.34	-11.21	-27.71	-6.71	-18.50	12.11	-3.27
Northern Trust	NTRS	8.58	6.49	15.94	-0.55	-7.23	-19.03	15.59	0.20
Bank of New York	BK	-1.89	-3.99	13.02	-3.48	-8.20	-19.99	12.62	-2.77
Industry Group Average		**2.09**		**16.50**		**11.79**		**15.39**	

This table shows the performance of the 1,000 Shareholder Scoreboard companies relative to others in their own industries. The returns are compound annual total returns -- including price changes and reinvestments from any dividends or other cash or noncash distributions -- for periods through year-end 2005. Also shown is the number of percentage points by which each company's performance beat or trailed the industry average. Within each industry, most companies are ranked on five-year returns; companies that haven't been publicly traded for at least five years are ranked on three-year or one-year returns, depending on how long they have been traded. Although the published returns are rounded to the nearest 10th of a percentage point, rankings are based on numbers carried out to at least seven decimal places. Rankings are by L.E.K. Consulting LLC, based on data from Dow Jones & Co., Hemscott, Inc. a division of Hemscott PLC, and SunGard Market Data Services.

40

Source: Wall Street Journal, Shareholder Scoreboard, February 27, 2006

Performance of 1,000 Major U.S. Companies Compared With Their Peers in 76 Industry Groups

Banks
Southeastern Peers

COMPANY NAME	STOCK SYMBOL	ONE-YEAR RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY	3-YEAR AVERAGE RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY	5-YEAR AVERAGE RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY	10-YEAR AVERAGE RETURN (%)	SURPLUS/DEFICIT RELATIVE TO INDUSTRY
Colonial Bancgroup	CNB	15.37	13.28	30.20	13.70	21.47	9.68	15.22	-0.17
Compass Bancshares	CBSS	2.16	0.07	19.11	2.61	18.84	7.05	16.39	1.00
South Financial Group	TSFG	-13.45	-15.55	12.54	-3.96	18.58	6.79	8.85	-6.54
Wachovia Corp.	WB	4.31	2.21	17.12	0.62	17.40	5.61	10.51	-4.87
AmSouth Bancorp	ASO	5.19	3.10	15.45	-1.05	16.22	4.43	12.31	-3.07
Regions Financial	RF	0.03	-2.07	11.97	-4.52	12.99	1.20	10.53	-4.86
SunTrust Banks	STI	1.51	-0.58	11.78	-4.72	5.84	-5.95	10.44	-4.95
BB&T	BBT	3.39	1.30	8.04	-8.46	5.81	-5.98	15.75	0.36
Synovus Financial	SNV	-3.02	-5.11	14.72	-1.78	2.58	-9.21	14.70	-0.68
Fifth Third Bancorp	FITB	-17.25	-19.34	-11.21	-27.71	-6.71	-18.50	12.11	-3.27

This table shows the performance of the 1,000 Shareholder Scoreboard companies relative to others in their own industries. The returns are compound annual total returns -- including price changes and reinvestments from any dividends or other cash or noncash distributions -- for periods through year-end 2005. Also shown is the number of percentage points by which each company's performance beat or trailed the industry average. Within each industry, most companies are ranked on five-year returns; companies that haven't been publicly traded for at least five years are ranked on three-year or one-year returns, depending on how long they have been traded. Although the published returns are rounded to the nearest 10th of a percentage point, rankings are based on numbers carried out to at least seven decimal places. Rankings are by L.E.K. Consulting LLC, based on data from Dow Jones & Co., Hemscott, Inc. a division of Hemscott PLC, and SunGard Market Data Services.

Source: Wall Street Journal, Shareholder Scoreboard, February 27, 2006

The Best Things Come OUT OF THE BLUE